--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
             ------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

             ------------------------------------------------------

                                (Amendment No. 10)


                            INTEK GLOBAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


  COMMON STOCK, $0.01 PAR VALUE                                458134 10 3
----------------------------------                       -----------------------
  (Title of class of securities)                              (CUSIP number)


                             HOWARD CHATZINOFF, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                              NEW YORK, N.Y. 10153
                                 (212) 310 8000
 ------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications )

                                  June 9, 1999
 ------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box {__}.



                         (Continued on following pages)

                              (Page 1 of 15 Pages)



LO1:\67425\08\1G0X08!.DOC\73273.0001

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 2 of 15
--------------------------------------------------------------------------------

----------------- --------------------------------------------- ----------------------------------------------------------
1.                NAME OF REPORTING PERSONS:                    SECURICOR COMMUNICATIONS LIMITED

                  I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON:                                                                  N/A

----------------- ---------------------------------------------------------------------------------- ---------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A)    {X}
                                                                                                     (B)    {_}

----------------- ---------------------------------------------------------------------------------- ---------------------
3.                SEC USE ONLY
----------------- --------------------------------------------- ------------------------------------ ---------------------
4.                SOURCE OF FUNDS                                               00
----------------- ---------------------------------------------------------------------------------- ---------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEM 2(d)           {_}
                  OR 2(e):
----------------- ---------------------------------------------------------------------------------- ---------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    UNITED KINGDOM
----------------- ------------------------------------------------------ -------------------- ----------------------------
                                     7.
             NUMBER OF                            SOLE VOTING POWER:                                        35,814,736(1)
              SHARES

                                     ------------ ----------------------------------------------- ------------------------
           BENEFICIALLY              8.           SHARED VOTING POWER:                                                  0
             OWNED BY

                                     ------------ ----------------------------------------------- ------------------------
               EACH                  9.           SOLE DISPOSITIVE POWER:                                   35,814,736(1)
             REPORTING

                                     ------------ ----------------------------------------------- ------------------------
            PERSON WITH              10.          SHARED DISPOSITIVE POWER:                                             0
----------------- --------------------------------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                    35,814,736(1)
                  REPORTING PERSON:

----------------- --------------------------------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              {_}

----------------- ----------------------------------------------------------------------------------- --------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              67.43%

----------------- ----------------------------------------------------------------------------------- --------------------
14.               TYPE OF REPORTING PERSON:                                                                            CO
----------------- ----------------------------------------------------------------------------------- --------------------

(1)      Includes 10,814,736 shares of Common Stock issuable to Securicor
         Communications Limited ("SCL"), at its option, pursuant to its conversion rights under a convertible loan facility, dated February 19, 1999, between SCL and the Issuer (the "Convertible Loan Facility").
         Does not include any shares of Common Stock issuable to SCL upon conversion of the 12,408 shares of Series A Preferred Stock of the Issuer owned by it.

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 3 of 15
--------------------------------------------------------------------------------

----------------- --------------------------------------------- ----------------------------------------------------------
1.                NAME OF REPORTING PERSONS:                    SECURICOR INTERNATIONAL LIMITED

                  S.S. OR I.R.S.  IDENTIFICATION  NO. OF ABOVE
                  PERSON:                                                                           N/A

----------------- ---------------------------------------------------------------------------------- ---------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A)   {X}
                                                                                                     (B)   {_}

----------------- ---------------------------------------------------------------------------------- ---------------------
3.                SEC USE ONLY
----------------- --------------------------------------------- ------------------------------------ ---------------------
4.                SOURCE OF FUNDS                                               00
----------------- ---------------------------------------------------------------------------------- ---------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEM 2(d)           {_}
                  OR 2(e):
----------------- ---------------------------------------------------------------------------------- ---------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    UNITED KINGDOM
----------------- ------------------------------------------------------ -------------------- ----------------------------
                                     7.
             NUMBER OF                            SOLE VOTING POWER:                                              937,042
              SHARES

                                     ------------ ----------------------------------------------- ------------------------
           BENEFICIALLY              8.           SHARED VOTING POWER:                                                  0
             OWNED BY

                                     ------------ ----------------------------------------------- ------------------------
               EACH                  9.           SOLE DISPOSITIVE POWER:                                         937,042
             REPORTING


                                     ------------ ----------------------------------------------- ------------------------
            PERSON WITH              10.          SHARED DISPOSITIVE POWER:                                             0

----------------- ----------------------------------------------------------------------------------- --------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                          937,042
                  REPORTING PERSON:

----------------- ----------------------------------------------------------------------------------- --------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              {_}

----------------- ----------------------------------------------------------------------------------- --------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                               2.22%

----------------- ----------------------------------------------------------------------------------- --------------------
14.               TYPE OF REPORTING PERSON:                                                                            CO
----------------- ----------------------------------------------------------------------------------- --------------------

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 4 of 15
--------------------------------------------------------------------------------

----------------- --------------------------------------------- ----------------------------------------------------------
1.                NAME OF REPORTING PERSONS:                                      SECURITY SERVICES PLC

                  S.S. OR I.R.S.  IDENTIFICATION  NO. OF ABOVE
                  PERSON:                                                                           N/A

----------------- ---------------------------------------------------------------------------------- ---------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A)   {X}
                                                                                                     (B)   {_}

----------------- ---------------------------------------------------------------------------------- ---------------------
3.                SEC USE ONLY
----------------- --------------------------------------------- ------------------------------------ ---------------------
4.                SOURCE OF FUNDS                                               N/A
----------------- ---------------------------------------------------------------------------------- ---------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEM 2(d)           {_}
                  OR 2(e):
----------------- ---------------------------------------------------------------------------------- ---------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    UNITED KINGDOM
----------------- ------------------------------------------------------ -------------------- ----------------------------
                                     7.
             NUMBER OF                            SOLE VOTING POWER:                                        36,751,778(1)
              SHARES

                                     ------------ ----------------------------------------------- ------------------------
           BENEFICIALLY              8.           SHARED VOTING POWER:                                                  0
             OWNED BY

                                     ------------ ----------------------------------------------- ------------------------
               EACH                  9.           SOLE DISPOSITIVE POWER:                                  36,751,778(1)
             REPORTING

                                     ------------ ----------------------------------------------- ------------------------
            PERSON WITH              10.          SHARED DISPOSITIVE POWER:                                             0
                                     ------------ ----------------------------------------------- ------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                   36,751,778(1)
                  REPORTING PERSON:

----------------- ----------------------------------------------------------------------------------- --------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              {_}

----------------- ----------------------------------------------------------------------------------- --------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              69.19%

----------------- ----------------------------------------------------------------------------------- --------------------
14.               TYPE OF REPORTING PERSON:                                                                            CO
----------------- ----------------------------------------------------------------------------------- --------------------

(1) Includes 10,814,736 shares of Common Stock issuable to SCL, at its option, pursuant to the Convertible Loan Facility. Does not include any shares of Common Stock issuable to SCL upon conversion of the 12,408 shares of Series A Preferred Stock of the Issuer owned by it.

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 5 of 15
--------------------------------------------------------------------------------

----------------- --------------------------------------------- ----------------------------------------------------------
1.                NAME OF REPORTING PERSONS:                                               SECURICOR PLC

                  S.S. or I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON:                                                                  N/A

----------------- ---------------------------------------------------------------------------------- ---------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A)   {X}
                                                                                                     (B)   {_}

----------------- --------------------------------------------- ------------------------------------ ---------------------
3.                SEC USE ONLY
----------------- --------------------------------------------- ------------------------------------ ---------------------
4.                SOURCE OF FUNDS                                               N/A
----------------- ---------------------------------------------------------------------------------- ---------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEM 2(d)           {_}
                  OR 2(e):
----------------- ---------------------------------------------------------------------------------- ---------------------

6.                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    UNITED KINGDOM
----------------- ------------------------------------------------------ -------------------- ----------------------------
                                     7.
             NUMBER OF                            SOLE VOTING POWER:                                       36,751,778
              SHARES

                                     ------------ ----------------------------------------------- ------------------------
           BENEFICIALLY              8.           SHARED VOTING POWER:                                              0
             OWNED BY

                                     ------------ ----------------------------------------------- ------------------------
               EACH                  9.           SOLE DISPOSITIVE POWER:                                  36,751,778
             REPORTING

                                     ------------ ----------------------------------------------- ------------------------
            PERSON WITH              10.          SHARED DISPOSITIVE POWER:                                         0

----------------- ----------------------------------------------------------------------------------- --------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                   36,751,778
                  REPORTING PERSON:

----------------- ----------------------------------------------------------------------------------- --------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              {_}


----------------- ----------------------------------------------------------------------------------- --------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              69.19%

----------------- ----------------------------------------------------------------------------------- --------------------
14.               TYPE OF REPORTING PERSON:                                                                            CO
----------------- ----------------------------------------------------------------------------------- --------------------


--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 6 of 15
--------------------------------------------------------------------------------

----------------- --------------------------------------------- ----------------------------------------------------------
1.                NAME OF REPORTING PERSONS:                                   IGC ACQUISITION CORP.

                  S.S. or I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON:                                                                  N/A

----------------- ---------------------------------------------------------------------------------- ---------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A)   {X}
                                                                                                     (B)   {_}

----------------- --------------------------------------------- ------------------------------------ ---------------------
3.                SEC USE ONLY
----------------- --------------------------------------------- ------------------------------------ ---------------------
4.                SOURCE OF FUNDS                                               N/A
----------------- ---------------------------------------------------------------------------------- ---------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEM 2(d)           {_}
                  OR 2(e):
----------------- ---------------------------------------------------------------------------------- ---------------------

6.                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    UNITED KINGDOM
----------------- ------------------------------------------------------ -------------------- ----------------------------
                                     7.
             NUMBER OF                            SOLE VOTING POWER:                                                0
              SHARES

                                     ------------ ----------------------------------------------- ------------------------
           BENEFICIALLY              8.           SHARED VOTING POWER:                                              0
             OWNED BY

                                     ------------ ----------------------------------------------- ------------------------
               EACH                  9.           SOLE DISPOSITIVE POWER:                                           0
             REPORTING

                                     ------------ ----------------------------------------------- ------------------------
            PERSON WITH              10.          SHARED DISPOSITIVE POWER:                                         0

----------------- ----------------------------------------------------------------------------------- --------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                            0
                  REPORTING PERSON:

----------------- ----------------------------------------------------------------------------------- --------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              {_}


----------------- ----------------------------------------------------------------------------------- --------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                               0%

----------------- ----------------------------------------------------------------------------------- --------------------
14.               TYPE OF REPORTING PERSON:                                                                            CO
----------------- ----------------------------------------------------------------------------------- --------------------


--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 7 of 15
--------------------------------------------------------------------------------


         This Amendment No. 10 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by the reporting persons named therein (the "Corporations") with respect to their ownership of common stock, par value $0.01 per share (the "Common Stock"), of Intek Global Corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings ascribed to them in such
Schedule 13D, as previously amended.

Item 2.  Identity and Background.

         Item 2 is hereby amended and supplemented as follows:

         (a) - (c) The name, business address and principal occupation or employment of each of the directors and executive officers of IGC Acquisition Corp. ("IGC Acquisition") is as follows:

IGC ACQUISITION CORP.

Name and                                                                          Principal Occupation
Business Address                                 Position                          or Employment
----------------                                 --------                          -------------
C. Grice McMullan Jr.                            Chairman of the Board,           Attorney
c/o Thompson & McMullan                          President and Director of IGC
100 Shockoe Slip                                 Acquisition
Richmond, Virginia
23219-4140
USA

John B. Thompson                                 Vice President, Treasurer,       Attorney
c/o Thompson & McMullan                          Assistant Secretary and
100 Shockoe Slip                                 Director of IGC Acquisition
Richmond, Virginia
23219-4140
USA

Nigel Griffiths                                  Secretary of IGC Acquisition     Group Legal Director and
Sutton Park House                                                                 Company Secretary of
15 Carshalton Road                                                                Securicor plc
Sutton, Surrey SM1 4LD
United Kingdom


         (d) - (e) During the last five years, to the knowledge of IGC Acquisition, none of the directors and executive officers identified pursuant to paragraphs (a) - (c) of this Item 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 458134 10 3                  13D                  Page 8 of 15
--------------------------------------------------------------------------------


         (f) To the knowledge of IGC Acquisition, Messrs. McMullan and Thompson are citizens of the United States and Mr. Griffiths is a citizen of the United Kingdom.


Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended and supplemented as follows:

         The total amount of funds required to consummate the offer and the merger referred to in Item 4, excluding any related fees or expenses, is estimated to be approximately $46 million and will be provided out of the working capital of Security Services plc ("Security Services").


Item 4.  Purpose of Transaction.

         Item 4 is hereby amended and supplemented by the addition of the following information:


         Security Services, IGC Acquisition and the Issuer have entered into an Agreement and Plan of Merger, dated as of June 9, 1999 (the "Merger Agreement"), a copy of which is attached hereto as Exhibit (1) and incorporated by reference herein. Pursuant to the Merger Agreement, IGC Acquisition will, upon the terms and conditions set forth therein, make an offer (the "Offer") to purchase to all the shares of Common Stock of the Issuer, other than shares held by Security Services and its subsidiaries, at a price of $2.75 per share net in cash, without interest and less any required transfer and withholding taxes. The obligation of IGC Acquisition to accept and pay for shares in the Offer is conditional upon, among other things, there being validly tendered in the Offer (and not withdrawn) at least the number of shares of Common Stock (excluding shares owned by Security Services and its affiliates) which is the smallest number of shares of Common Stock that represents a majority of the outstanding shares of Common Stock (excluding shares owned by Security Services and its affiliates and any shares held in employee stock plans of the Issuer that are not eligible to be tendered pursuant to those plans).


         The Merger Agreement further provides that subject to IGC Acquisition's purchase of shares in the Offer and certain other conditions, IGC Acquisition will be merged with and into the Issuer (the "Merger"), with the Issuer being the surviving corporation in the Merger (the "Surviving Corporation"). In the Merger, each share of Common Stock other than treasury shares and shares held by Security Services and its subsidiaries, will be automatically converted into the right to receive $2.75 per share net in cash, without interest and less any required transfer and withholding taxes.


       Following the Merger, it is expected that the shares of Common Stock will be delisted from the Nasdaq Stock Market and the registration of the Common Stock under the Securities Exchange Act of 1934, as amended, will be terminated.


       Except as set forth above, the Corporations have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, the Corporations reserve the right to change their plans or intentions at any time and to take any and all actions they may deem appropriate to maximize the value of their investment.

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CUSIP No. 458134 10 3                  13D                  Page 9 of 15
--------------------------------------------------------------------------------


Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended by replacing previously filed information with the following information:

(a) The responses of the Corporations to rows (11) through (13) of the cover page of this Amendment No. 10 to the Schedule 13D are incorporated herein by reference. As of June 9, 1999:

         (i) SCL was the direct and beneficial owner of 35,814,736 shares of Common Stock and 12,408 shares of Series A Preferred Stock;

         (ii) Securicor International Limited was the direct and beneficial owner of 937,042 shares of Common Stock;

         (iii) Security Services was the direct and beneficial owner of all of the capital stock of SCL and Securicor International Limited;

         (iv) Securicor plc was the direct and beneficial owner of all of the capital stock of Security Services plc; and

         (v) IGC Acquisition Corp. does not directly beneficially own any shares of Common Stock.


         For purposes hereof, the number of shares of Common Stock directly and beneficially owned by SCL includes the 10,814,736 shares of Common Stock issuable to SCL, at its option, pursuant to its conversion rights under the Convertible Loan Facility, but excludes any shares of Common Stock issuable to SCL upon conversion of the Series A Preferred Stock. The Series A Preferred Stock cannot be converted into shares of Common Stock unless, prior to June 30, 2003, the market price per share of Common Stock exceeds $6.00 for 20 consecutive days.


(b) The responses of the Corporations to rows (7) through (10) of the cover page of this Amendment No. 10 to the Schedule 13D are incorporated herein by reference.

(c) Not applicable

(d) Not applicable

(e) Not applicable



Item 7.  Material to be Filed as Exhibits

         The following is filed herewith as an exhibit to this Schedule 13D
Amendment:

         (i) Agreement and Plan of Merger, dated as of June 9, 1999, among Security Services plc, IGC Acquisition Corp. and the Issuer.

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 10 of 15
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      SECURICOR COMMUNICATIONS LIMITED

Date:    June 10, 1999                By: /s/ Nigel Griffiths
                                          ------------------------------------
                                          Name: Nigel Griffiths
                                          Title: Director

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 11 of 15
--------------------------------------------------------------------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          SECURICOR INTERNATIONAL LIMITED

Date:    June 10, 1999                    By: /s/ Nigel Griffiths
                                              --------------------------------
                                              Name: Nigel Griffiths
                                              Title: Director

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 12 of 15
--------------------------------------------------------------------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        SECURITY SERVICES PLC

Date:    June 10, 1999                  By: /s/ Nigel Griffiths
                                            ----------------------------------
                                            Name: Nigel Griffiths
                                            Title: Director and Secretary

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 13 of 15
--------------------------------------------------------------------------------




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            SECURICOR PLC

Date:    June 10, 1999                      By: /s/ Nigel Griffiths
                                                -------------------------------
                                                Name: Nigel Griffiths
                                                Title: Director and Secretary

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 14 of 15
--------------------------------------------------------------------------------



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             IGC ACQUISITION CORP.

Date:    June 10, 1999                       By: /s/ C.  Grice McMullan, Jr.
                                                 ------------------------------
                                                 Name: C.  Grice McMullan, Jr.
                                                 Title: Chairman of the Board
                                                        and President

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 15 of 15
--------------------------------------------------------------------------------



                                  EXHIBIT INDEX


EXHIBIT NO.                             DOCUMENT
-----------                             --------

(1) Agreement and Plan of Merger, dated as of June 9, 1999, among Security Services plc, IGC Acquisition Corp. and Intek Global Corporation